EXHIBIT 4.1

AMENDMENT NO. 1 TO RIGHTS AGREEMENT

AMENDMENT NO. 1, dated as of October 5, 2004 (this “Amendment”), to the Rights Agreement, dated as of November 2, 1994 (the “Rights Agreement”), between Valeant Pharmaceuticals International, a Delaware corporation (the “Corporation”), and American Stock Transfer & Trust Company (the “Rights Agent”).

     WHEREAS, the Corporation and the Rights Agent entered into the Rights Agreement specifying the terms of the Rights (as defined therein);

     WHEREAS, the Corporation and the Rights Agent desire to amend the Rights Agreement in accordance with Section 26 of the Rights Agreement;

     WHEREAS, the Board of Directors of the Corporation has authorized and adopted this Amendment at a meeting of directors duly called and held;

     NOW, THEREFORE, in consideration of the premises and mutual agreements set forth in the Rights Agreement and this Amendment, the parties hereby agree as follows:

     1. The first sentence of Section 3(a) of the Rights Agreement is amended and restated in its entirety as follows:

“Until the earlier of (i) the close of business on the tenth day after the Stock Acquisition Date or (ii) the close of business on the tenth day (or such later date as may be determined by action of the Corporation’s Board of Directors) after the date of the commencement by any Person (other than the Corporation, any Subsidiary of the Corporation, any employee benefit plan of the Corporation or of any Subsidiary of the Corporation or any Person or entity organized, appointed or established by the Corporation for or pursuant to the terms of any such plan) of a tender or exchange offer the consummation of which would result in any Person becoming an Acquiring Person (including, in the case of both (i) and (ii), any such date which is after the date of this Agreement and prior to the issuance of the Rights), the earlier of such dates being herein referred to as the “Distribution Date,” (x) the Rights will be evidenced by the certificates for shares of Common Stock registered in the names of the holders thereof (which certificates shall also be deemed to be Right Certificates) and not by separate Right Certificates and (y) the right to receive Right Certificates will be transferable only in connection with the transfer of the underlying shares of Common Stock (including a transfer to the Corporation); provided, however, that if a tender offer is terminated prior to the occurrence of a Distribution Date, then no Distribution Date shall occur as a result of such tender offer.”

     2. Section 7(a) of the Rights Agreement is amended to delete the date of “November 1, 2004” and insert in lieu thereof the date of “November 1, 2009” as the Final Expiration Date.

     3. The first sentence of Section 7(b) of the Rights Agreement is amended and restated in its entirety as follows:

“The Purchase Price for each one one-hundredth of a share of Preferred Stock pursuant to the exercise of a Right shall, as of October 5, 2004, be $100, subject to adjustment from time to time thereafter as provided in the next sentence and in Sections 11 and 13(a) hereof and shall be payable in accordance with paragraph (c) below.”

     4. Section 11(a)(ii) of the Rights Agreement is amended to delete the phrase “, for a period of 60 days after the later of the occurrence of any such event or the effective date of an appropriate registration statement under the Act pursuant to Section 9 hereof,”.

     5. Section 23(a)(i) of the Rights Agreement is amended and restated in its entirety as follows:

“The Board of Directors of the Corporation may, at its option, redeem all but not less than all the then outstanding Rights at a redemption price of $.01 per Right, as such amount may be appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof (such redemption price being hereinafter referred to as the “Redemption Price”), at any time prior to the earlier of (x) the close of business on the tenth day after the Stock Acquisition Date or (y) the Final Expiration Date.”

     6. Section 23(a)(ii) of the Rights Agreement is deleted.

     7. The term “Agreement” as used in the Rights Agreement shall be deemed to refer to the Rights Agreement as amended hereby.

     8. This Amendment shall be effective as of the date hereof and, except as set forth herein, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby.

     9. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

Attest:

By:	/s/ Christina de Vaca
Name: Christina de Vaca
Title: Chief Governance Officer and Corporate Secretary

Attest:

By:	/s/ Susan Silber
Name: Susan Silber
Title: Assistant Secretary

VALEANT PHARMACEUTICALS INTERNATIONAL
By:	/s/ Bary G. Bailey
Name: Bary G. Bailey
Title: Executive Vice President and Chief Financial Officer

AMERICAN STOCK TRANSFER & TRUST COMPANY
By:	/s/ Herbert J. Lemmer
Name: Herbert J. Lemmer
Title: Vice President

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